ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

October 2, 2009

Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of Managers Trust I (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 42 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective on December 19, 2009 unless superseded by a subsequent filing.

This Amendment relates solely to Managers AMG FQ Global Essentials Fund, Managers Small Cap Fund (to be renamed Managers Frontier Small Cap Growth Fund), and Managers AMG FQ Global Alternatives Fund, each a series of the Trust (the “Funds”). This Amendment is not intended to amend or supersede any information in Post-Effective Amendment No. 41 relating to the Funds or any other series of the Trust except as specified therein. Included in this Amendment are the Prospectuses for each of the Funds and Statements of Additional Information for each of the Funds and Managers AMG FQ Tax-Managed U.S. Equity Fund, Managers AMG FQ U.S. Equity Fund, Managers California Intermediate Tax-Free Fund, Managers Fremont Micro-Cap Fund, Managers Fremont Institutional Micro-Cap Fund, Managers Real Estate Fund, and Managers Fremont Bond Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda